INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 16, 2017

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/Insight Select Income Fund

Ladies and Gentlemen:

This letter is in response to the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 20, 2017, regarding Post-Effective Amendment No. 880 to the Registrant’s registration statement filed on Form N-1A with respect to the AAM/Insight Select Income Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

GENERAL

1.	Please update the series identifier on EDGAR to reflect the change in the Fund’s name.

Response: The Registrant confirms it will update the series identifier to reflect the Fund’s new name.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund

2.
Footnote 2 to the Fees and Expenses table states, “[o]ther expenses for Class Y shares are estimated for the current fiscal year based on current fees for the existing share classes.” Please explain why other expenses need to be estimated since this is not a new fund.

Response: The Registrant has removed footnote 2, and confirms that the other expenses for Class Y shares included in the Fees and Expenses table are based on current fees.

3.
Footnote 3 to the Fees and Expenses table provides that the Fund’s advisor “is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the advisor. Please revise the sentence to indicate such recapture will be made within three years of such waiver or payment, or provide an analysis as to why three full fiscal years is appropriate.

Response: The Registrant has considered various factors in its assessment of criteria in FASB ASC 450-20-25-2. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the Registrant believes that the slightly longer period that could potentially occur (than three years after the date of the waiver or payment) has little bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio low enough to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant will present its assessment of FASB 450-20-25-2 to its independent registered public accountant.

The Registrant appreciates the SEC staff’s reasons for the three-year preference because of the normal changes in shareholders over time and the desire to have a higher likelihood that shareholders who benefitted from the waiver would also be the ones who incur the recoupment if it occurs. However, the Registrant believes that the slightly longer period that potentially could occur should not materially affect that principle because a full fiscal year is a better way to track expenses for recoupment purposes, as an interim date is somewhat arbitrary because expense accruals embody estimates throughout the year.

Principal Investment Strategies

4.	The Fund’s Fees and Expenses table contains a line item for acquired fund fees and expenses. Will the Fund invest in other mutual funds as part of its principal investment strategies?

Response: The Fund’s investments in other mutual funds are not part of its principal investment strategies.

5.
The last sentence of the third paragraph states, “[t]he Fund may also invest in derivative instruments, including but not limited to currency futures and interest rate futures.” Please disclose the purpose of the derivative instruments (for example, currency hedging).

Response: The Registrant has revised the sentence as follows:

For the purposes of achieving the Fund’s investment objective and hedging risk, the Fund may also invest in derivative instruments, including but not limited to currency futures and interest rate futures.

6.
The last sentence of the penultimate paragraph states, “[f]rom time to time, the Fund may invest a larger percentage of its net assets in one or more sectors.” If the Fund currently has a large percentage invested in a particular sector, please add disclosure about that sector and add appropriate risk disclosure regarding that sector to the Sector Focus Risk disclosures.

Response: As of June 30, 2017, 26.1% of the Fund’s assets were invested in the financial sector. Accordingly, the sentence has been revised as follows:

From time to time, the Fund may invest a larger percentage of its net assets in one or more sectors, including the financial sector.

In addition, the Sector Focus Risk disclosures currently include information regarding financial sector risks.

7.
The last sentence of the final paragraph states, “[f]or example, the price of a fixed income fund with duration of eight years would be expected to fall approximately 8% if interest rates rise 1%.” Consider moving this sentence to the Interest Rate Risk disclosures.

Response: The Registrant has moved the sentence to the Interest Rate Risk disclosures.

Performance

8.	Please confirm the inception date for the Bloomberg Barclays Credit Bond Index in the Average Annual Total Returns table.

Response: The Registrant confirms that the inception date for the Bloomberg Barclays Credit Bond Index is April 19, 2013, which is the same date as the inception date of the Fund.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

9.	Please apply all applicable comments from the Summary Section to the Fund’s Principal Investment Strategies section under Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been incorporated.

YOUR ACCOUNT WITH THE FUND

Purchase of Shares

10.
The last bullet point in the first paragraph states that Class Y shares are not subject to any sales loads, distribution fees or shareholder service fees. Are Class Y shares going to be used as “clean shares”? If so, please add a sentence to the introductory paragraph to the Example to indicate that investors may pay brokerage commissions on the purchase and sale of Class Y shares which are not reflected in the Example.

Response: The Registrant confirms that the Fund’s Class Y shares are not going to be used as “clean shares.”

Large Order Net Asset Value Purchase Privilege

11.
The first bullet point in the section indicating when a contingent deferred sales charge (“CDSC”) will be waived states, “[u]pon the redemption of shares whose dealer of record at the time of investment notifies the Transfer Agent that the dealer waives the finder’s fee.” Please identify the dealers who qualify for the CDSC waiver.

Response: The Registrant has removed this disclosure.

Other Redemption Information

12.
The first sentence of the second paragraph states, “[t]he Fund generally pays sale (redemption) proceeds in cash.” In accordance with Item 11(c)(8) of Form N-1A, please disclose what the Fund does to obtain the cash (for example, the Fund holds cash or sell securities).

Response: The Registrant has added the following sentence to the paragraph:

The Fund will generally sell securities to obtain cash to meet redemption requests.

13.
In light of the SEC’s new Investment Company Liquidity Risk Management Programs, Release 33-10233, consider adding more detail about in-kind redemptions (i.e., whether such redemptions would be pro-rata slices of the Fund’s portfolio or individual securities or representative baskets of securities). Please see page 294 of Release No. 33-10233.

Response: The Registrant has added the following disclosure to the second paragraph:

Generally, in-kind redemptions will be effected through a pro rata distribution of the Fund’s portfolio securities.

STATEMENT OF ADDITIONAL INFORMATION

Rule 12b-1 Plan

14.	In accordance with Item 19(g)(1) of Form N-1A, please list the amounts paid for each of the activities in the table showing the Fund’s Rule 12b-1 payments.

Response: The Registrant has revised the table as follows:

The Fund paid the Distributor the following amounts in 12b-1 fees for the fiscal year ended June 30, 2017:

Total Dollars Allocated
Advertising/Marketing	$0
Printing/Postage	$0
Payment to distributor	$0
Payment to dealers	$46,886
Compensation to sales personnel	$0
Interest, carrying, or other financing charges	$0
Other	$0
Total	$46,886

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake